Exhibit 77C

ROYCE VALUE TRUST, INC.

At the 2003 Annual Meeting of Stockholders held on September 29, 2003, the Fund's stockholders elected those members of the Board of Directors whose terms would otherwise have expired at the completion of the 2003 Annual Meeting, consisting of (a) Charles M. Royce, (b) G. Peter O'Brien, (c) William L. Koke and (d) David L. Meister.

	Common Stock and Preferred Stock Voting Together As A Single Class			Preferred Stock Voting As A Separate Class
	Votes For	Votes Against	Votes Abstained	Votes For	Votes Against	Votes Abstained
(a)	49,457,490	N/A	555,123	N/A	N/A	N/A
(b)	49,642,935	N/A	367,214	N/A	N/A	N/A
(c)	N/A	N/A	N/A	5,413,761	N/A	34,521
(d)	N/A	N/A	N/A	5,408,761	N/A	39,521